[redacted]

14049622

AB 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69122

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COIT CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 MARKET STREET, 13th FLOOR
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD NASSER 650-208-4205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEILER LLP
(Name – *if individual, state last, first, middle name*)

THREE LAGOON DRIVE SUITE 400, REDWOOD CITY CA 94065
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
05 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/27/14

OATH OR AFFIRMATION

I, RICHARD NASSER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COIT CAPITAL SECURITIES, LLC, as of 12/31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature R. PRESCOTT NASSER

CHIEF FINANCIAL OFFICER
Title

SUBSCRIBED & Sworn to before me, this 3th day of March,2014.

Notary Public

ROMEO A. CRUZ
Commission # 1885303
Notary Public - California
San Francisco County
My Comm. Expires May 6, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COIT CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013

COIT CAPITAL SECURITIES, LLC
Table of Contents

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of
COIT CAPITAL SECURITIES, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Coit Capital Securities, LLC (the "Company") (a California limited liability company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and changes in financial condition for the year then ended that are filed pursuant to rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Silicon Valley Office Three Lagoon Drive, Suite 400 Redwood City, CA 94065 t. 650.365.4646 f. 650.368.4055
San Francisco Office 220 Montgomery Street, Suite 300 San Francisco, CA 94104 t. 415.392.2123 f. 415.392.1720

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 through 5 on pages 10 through 14, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 through 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 through 3 is fairly stated in all material respects in relation to the financial statements as a whole.

Seiler LLP

Redwood City, California
March 3, 2014

COIT CAPITAL SECURITIES, LLC
Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 34,544
Prepaid expenses	5,625
Total assets	$ 40,169
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable	$ 8,060
Member's equity	32,109
Total liabilities and member's equity	$ 40,169

See Independent Auditors' Report and Notes to Financial Statements

COIT CAPITAL SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2013

REVENUES	$ -
EXPENSES	
Consulting expenses	18,800
Legal and professional fees	5,639
Rent	5,152
FINRA fees	4,170
Compliance fees	700
Insurance	688
Bank charges	125
Other taxes and licenses	800
Total expenses	36,074
LOSS FROM OPERATIONS	(36,074)
OTHER INCOME	
Interest income	6
Total other income	6
NET LOSS	$ (36,068)

See Independent Auditors' Report and Notes to Financial Statements

COIT CAPITAL SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

	Member's Equity
BALANCE, JANUARY 1, 2013	$ 13,397
Contributions	54,780
Net loss	(36,068)
BALANCE, DECEMBER 31, 2013	$ 32,109

See Independent Auditors' Report and Notes to Financial Statements

COIT CAPITAL SECURITIES, LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(36,068)
Adjustments to reconcile net loss to net cash used in operating activities:		
Expenses paid directly by the Member		12,780
Decrease in operating assets:		
Prepaid expenses		2,481
Increase in operating liabilities:		
Accounts payable		7,260
Net cash used in operating activities		(13,547)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions		42,000
Net cash provided by financing activities		42,000
NET INCREASE IN CASH		28,453
CASH AND CASH EQUIVALENT AT BEGINNING OF THE YEAR		6,091
CASH AND CASH EQUIVALENT AT END OF THE YEAR	$	34,544

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Noncash financing activities:		
Expenses paid by the Member on behalf of the Company in lieu of contributions	$	12,780

1. ORGANIZATION AND BUSINESS

Coit Capital Securities, LLC, a California limited liability company (the "Company") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to brokerage service agreements for underwriting predominantly for commercial mortgage backed securities, residential mortgage backed securities, asset-backed securities and esoteric assets. The Company was formed March 28, 2012 and received FINRA approval to commence operations on July 16, 2013.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions the affect the amounts of assets and liabilities, revenues and expenses and changes therein and disclosures of contingent assets and liabilities and accompanying notes. It is reasonably possible that the Company's estimates may change in the near term.

Cash and cash equivalents:

Cash and cash equivalents consist of cash in bank and securities accounts and are recorded at cost, which approximates fair value.

Revenue Recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the services is fixed and determinable and collectability is reasonably assured.

The Company generally recognizes fee revenue relating to the underwriting commitment when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments:

The Company's financial instruments will consist principally of cash, cash equivalents and securities. The estimated fair values of cash and cash equivalents and accounts payable approximate their carrying values.

Income Taxes:

The Company is a limited liability company and is treated as a partnership for United States tax purposes, and as such, is not subject to federal or state income taxes; instead, each member is individually liable for income taxes, if any, on its share of the Company's net taxable income.

The Company follows the U.S. GAAP accounting standard regarding accounting for uncertain tax positions. This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the Company's financial statements. The standard requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. The Company has reviewed its tax positions for all open years and believes that it has appropriate support for the tax positions taken. Therefore, no liability has been recorded.

The Company files income tax returns in the United States Federal and State of California jurisdictions. All tax years are subject to Federal or California tax examinations.

Recent Accounting Pronouncements:

In October 2012, the Financial Accounting Standards Board ("FASB") issued ASU No. 2012-04, *Technical Corrections and Improvements* ("ASU No. 2012-04") to address feedback received from stakeholders on the FASB Accounting Standards Codification (the "Codification") and to make other incremental improvements to U.S. GAAP. The amendments in this update represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, the amendments will make the Codification easier to understand and the fair value measurement guidance easier to apply by eliminating inconsistencies and providing needed clarifications. ASU No. 2012-04 is effective for the Company's year ending December 31, 2013. The adoption of this guidance did not have a material impact on the Company's financial statements.

3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space under the terms of a month-to-month lease which can be terminated on thirty-day notice. The Company licenses certain software and data services all of which can be terminated with thirty days notice. It has no other contractual obligations and no contingent liabilities.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not equal 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $26,484, which was $20,484 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .3 to 1.

5. SUBSEQUENT EVENTS

Management has reviewed subsequent events and transactions that occurred after the balance sheet date through March 3, 2014, the date the financial statements were available to be issued. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with U.S. GAAP. Other than those disclosed in this note, management has determined that there are no unrecognized subsequent events that require additional disclosure.

SUPPLEMENTARY INFORMATION

COIT CAPITAL SECURITIES, LLC
Schedule 1 - Computation of Net Capital Requirements for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934
As of December 31, 2013

COMPUTATION OF NET CAPITAL

Total members' equity from the Statement of Financial Condition	$	32,109
Less nonallowable assets:		
Prepaid expenses		5,625
Net capital before haircuts on securities positions		26,484
Haircuts on securities		-
Net capital	$	26,484

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable	$	8,060
Total aggregate indebtedness	$	8,060

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	510
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	5,000
Excess net capital	$	21,484
Net capital less 120% of minimum net capital required	$	20,484
Ratio: Aggregate indebtedness to net capital		0.30 to 1
Percentage of aggregate indebtedness to net capital		30%

COIT CAPITAL SECURITIES, LLC
Schedule 2 - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2013

Coit Capital Securities, LLC is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

COIT CAPITAL SECURITIES, LLC
Schedule 3 - Information for Posession of Control Requirements Under Rule 15c3-3
As of December 31, 2013

Not Applicable

COIT CAPITAL SECURITIES, LLC
Schedule 4 - Reconciliation of the Computation of Net Capital to the Company's part II (unaudited) FOCUS report
As of December 31, 2013

Per original filing	$	34,344
Audit adjustments:		
To accrue audit fee		(5,360)
To accrue FINRA fees and email expenses		(900)
To accrue annual state LLC fees		(1,600)
Per this filing	$	26,484

COIT CAPITAL SECURITIES, LLC
Schedule 5 - SIPC Supplemental Report
As of December 31, 2013

An exemption from filing the SIPC Supplemental report is claimed as the Company's revenue for the year ended December 31, 2013 does not meet the requirement threshold of $500,000.

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control Under SEC Rule 17A-5(G)(1)

To the Board of Directors of
COIT CAPITAL SECURITIES, LLC

In planning and performing our audit of the financial statements of Coit Capital Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation of the Board of Governors of the Federal Reserve System.

The management of The Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Silicon Valley Office Three Lagoon Drive, Suite 400 Redwood City, CA 94065 t. 650.365.4646 f. 650.368.4055
San Francisco Office 220 Montgomery Street, Suite 300 San Francisco, CA 94104 t. 415.392.2123 f. 415.392.1720

A Member of HLB International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated March 3, 2014.

We noted an overall lack of segregation of and limitations on Management's experience in Accounting Principles Generally Accepted in United States of America (U.S. GAAP). This was due to the relatively small size of the Company and limited staffing resources to adequately segregate transaction approval and review functions. We discussed these matters with management of the Company, and they agreed to take steps to correct these matters as soon as practicably possible as the Company grows in size in the coming years. Until such time, the Company will use external consultants to provide advice on U.S. GAAP.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seiler LLP

Redwood City, California
March 3, 2014